Exhibit 99.2

[Scripted remarks of Thomas Ingenlath, CEO of Polestar Automotive Holding UK PLC, released as a pre-recorded video message on May 31, 2024]

Hi everyone.

I’ve just returned from the global media test drives of Polestar 3 and Polestar 4, where our cars receive highly positive feedback on both their design and performance.

I would like to take this opportunity to address and provide clarity on some topics that have made recent headlines.

Firstly, regarding, the filing of our 2023 annual results.

As previously reported, we identified certain errors in our audited 2021 and 2022 accounts.

These predominantly predate our NASDAQ listing and are expected to have an impact of less than 5% in each respective year – positively in one and negatively in the other.

We are dedicating the necessary time and efforts to correct them, in collaboration with our auditors. We are making good progress and expect to publish the annual results for 2023 and Q1 results for 2024 by the end of June.

Throughout this period, we maintained open communication with our lending banks and have secured their understanding and continued support.

Secondly, the topic of expanded tariffs on imports to the US.

The decision to globalize our production footprint with contract manufacturing around the world is a decision we took already 3 years ago.

•	Polestar 3 starts production in South Carolina during the summer, with cars for both North America and Europe to be manufactured there.

•	Polestar 4 is already in production and additional manufacturing is set to begin in South Korea in the second half of 2025, initially for the North American market.

Our ability to adapt and utilise our global footprint is a significant differentiator.

So, in summary, we are allocating the necessary resources, completing the formalities, and ensuring the successful launch of our two SUVs.

This makes us confident in the future of Polestar and I believe that the value of our business will become increasingly evident and recognized in the coming months.

Thank you.